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Washington, DC

March 28, 2011

Jay Ingram, Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
USA

Re:        Mission NewEnergy Limited
Registration Statement on Form F-1
File No. 333-170471

Dear Mr. Ingram:

On behalf of Mission NewEnergy Limited (the “Company”), we write to you as a courtesy to explain the rationale behind Amendment No. 6 to the Company’s registration statement on Form F−1, which was filed with the Securities and Exchange Commission today.

Amendment No. 6 was filed:

(a)          to correct a minor typographical error on the cover page of the prospectus (to change the reference from "Australian Securities Exchanges" to "Australian Securities Exchange"); and

(b)          to provide a more current exchange rate on the cover page of the prospectus. Amendment No. 5 included the exchange rate from the Federal Reserve Bank of New York as of March 18, 2011, whereas Amendment No. 6 includes the exchange rate as of March 25, 2011 from Bloomberg (because the exchange rate from the Federal Reserve Bank was not yet available for that date).

Baker & McKenzie, an Australian Partnership comprising Australian and Australian registered foreign lawyers, is a member of Baker & McKenzie International, a Swiss Verein

For your reference we enclose five courtesy copies of Amendment No. 6 to the registration statement in connection with the proposed offering of ordinary shares of the Company. Amendment No. 6 has been filed today with the Commission via EDGAR. For your ease of reference, the courtesy copies have been marked to show changes to Amendment No. 5 to the registration statement filed with the Commission on March 25, 2011.

*          *          *          *          *

Please feel free to contact the undersigned at the number or email address below with any comments or questions you may have regarding this letter.

Yours sincerely,

/s/ Andrew Reilly

Andrew Reilly
Partner
+61 2 8922 5436
andrew.reilly@bakermckenzie.com

Enclosures

cc:	Erin Jaskot, Staff Attorney
Tracey McKoy, Staff Accountant
Al Pavot, Staff Accountant
(Securities and Exchange Commission)

Nathan Mahalingam, Chief Executive Officer
Guy Burnett, Chief Financial Officer
(Mission NewEnergy Limited)

Yvan-Claude Pierre, Partner
(DLA Piper LLP (US))

Carina Becker, Associate Director
(Grant Thornton Audit Pty Ltd)